File No. 82-34700

Airspray®

For more information please contact:
Airspray N.V.
Robert Brands +1(954)972-7750
(072) 541-4666
e-mail: r.brands@airsprayintl.com

FOR IMMEDIATE RELEA
January 18, 2006

AIRSPRAY TECHNOLOGY POWERS ONGOING GROWTH OF INSTANT-FOAMING HAND SOAP

Alkmaar, The Netherlands, January 18, 2006 – Airspray dispensing technology continues to drive growth of the instant-foaming hand soap market, as seen by 2005 Airspray's shipments into the market segment and according to the latest industry sales data.

IRI statistics of the liquid soap market segment measuring U.S. weekly retail sales of 110 million units per year (in food, drug and mass market channels, excluding Wal-Mart and other channels). According to IRI data and Airspray's estimates it shows that instant-foaming hand soap sales have increased 35 % in the last twelve months, from 14 percent in 2004 to 19 percent market share in 2005.

This category performance is led by some of the world's largest, most innovative and well-respected manufacturers, such as Dial, Tone, Colgate's Softsoap, Procter & Gamble and Johnson & Johnson. Realizing the upside potential of this dispenser technology, companies in the U.S., Europe and the Pacific Rim, continue to launch new products (brands) and line extensions based on the Airspray instant-foam pumps.

Sales growth of the instant-foaming hand soap category is demonstrated in sales data for both adult *and* children's products. Statistics also show that kids products account for a large part of the double-digit category growth.

1/23

Additionally, the acceleration in sales growth for instant-foaming hand soap continues to encourage usage of Airspray one-touch mechanical foamers in other leading product categories and line extensions such as instant foaming shampoos and body wash specifically targeted to kids.

Instant Foaming Hand Soap Dispenser Shipments by Airspray for the US market*


60,000
50,000
40,000
30,000
20,000
10,000
0
2000
2001
2002
2003
2004
2005
Units Shipped (.000)

*Total shipments (all channels)

The reported unit volume growth was already included in the expectations for Airspray for 2005. It does show the continued growth and acceptance in the marketplace and shows continued growth potential for the future.

INSTANT-FOAMING HAND SOAPS

The first instant-foaming hand soaps were introduced in 2001, as makers such as Dial Corp. helped create the market with *Dial Complete.* Retailers reported strong consumer trial, and repurchase, prompting a series of new products and line extensions. This new product activity continues unabated, five years later.

Besides solid penetration at retail and commercial applications, airlines are starting to adapt foaming hand soap as well.

Airspray was the first to develop the instant-foam dispensers now used by the consumer product companies. These proven "engines" allow a precise mixture of liquid and air with a single stroke of a smooth-action button, without use of chemical propellants.

Airspray N.V. is scheduled to publish its 2005 results February 23, 2006.

ABOUT AIRSPRAY

Airspray N.V. is a worldwide leader in the design, manufacture and supply of innovative non-aerosol dispensing technologies used in home, personal care and commercial product applications. Founded in 1983 in The Netherlands, Airspray has developed sophisticated user- and environmentally friendly dispensing solutions for multinational firms in the increasingly competitive personal care, household product and pharmaceutical markets.

Airspray offers the industry's widest range of value-added mechanical foam dispensers, with over 20 versions available. All are based on unique, patented technologies that work without chemical propellants. Airspray is listed on the Official Market of Euronext (Amsterdam). In the U.S., the company is traded over-the-counter ("AYAKY").

As the role of the dispenser has grown in the sales and merchandising of "sprayed" consumer products, Airspray's expertise in research and development and fast prototyping has helped clients such as Bristol-Myers, Clairol, Colgate, Henkel-Schwarzkopf, L'Oreal, Unilever, and Yves Rocher -- to name only a few -- differentiate their products. For further information, call 954/972-7750 or 072-541-4666, or visit the company's web site at www.airspray.biz.

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